FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of April, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 03-1 PLC


                                       By:      /s/  Clive Rakestrow
                                          ------------------------------------
                                       Name: L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title: Director
Date: 23 May 2003

                                       GRANITE FINANCE FUNDING LIMITED


                                       By:      /s/  Nigel Charles Bradley
                                          ------------------------------------
                                       Name:  Nigel Charles Bradley
                                       Title: Director
Date: 23 May 2003

                                       GRANITE FINANCE TRUSTEES LIMITED


                                       By:      /s/  Richard Gough
                                          ------------------------------------
                                          Name:   Richard Gough
                                          Title:  Director
Date: 23 May 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 April 2003 - 30 April 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                    194,814

Current Balance                                                           (pound)13,407,612,871

Last Months Closing Trust Assets                                          (pound)10,472,541,906

Funding share                                                             (pound)9,704,921,815

Funding Share Percentage                                                            72.38%

Seller Share                                                              (pound)3,702,691,056

Seller Share Percentage                                                             27.62%

Minimum Seller Share (Amount)                                              (pound)369,452,518

Minimum Seller Share (% of Total)                                                    2.76%
-------------------------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------------------------------
                                Number               Principal (pound)          Arrears (pound)                 By Principal (%)
< 1 Month                      192,639                13,275,167,083                  0                             99.01%

> = 1 < 3 Months                1,863                  114,688,907                  995,846                         0.86%

> = 3 < 6 Months                 264                   15,231,932                   367,237                         0.11%

> = 6 < 9 Months                  38                    2,212,831                   98,527                          0.02%

> = 9 < 12 Months                 7                      226,346                    13,234                          0.00%

> = 12 Months                     3                      85,772                     20,632                          0.00%

Total                          194,814                 13,407,612,871              1,495,476                       100.00%
----------------------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------------------------------------
                                Number               Principal (pound)           Arrears (pound)
Total (since inception)           27                    1,323,463                   57,453
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Properties in Possession                                                              11

Number Brought Forward                                                                 9

Repossessed (Current Month)                                                            2

Sold (since inception)                                                                16

Sold (current month)                                                                   3

Sale Price / Last Loan Valuation                                                     1.06

Average Time from Possession to Sale (days)                                           115

Average Arrears at Sale                                                         (pound)2,081

Average Principal Loss (Since inception)*                                        (pound)815

Average Principal Loss (current month)**                                          (pound)0

MIG Claims Submitted                                                                   3

MIG Claims Outstanding                                                                 1

Average Time from Claim to Payment                                                    69
-------------------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------------------------
                                                         Number            Principal (pound)
Substituted this period                                  43,254           (pound)3,526,069,110

Substituted to date (since 26 March 2001)                238,932          (pound)16,995,302,553
-------------------------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------------------------
                                                         Monthly                  Annualised

Current Month CPR Rate                                    4.83%                     44.77%

Previous Month CPR Rate                                   4.91%                     44.60%
-------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                         22.59

Weighted Average Remaining Term (by value) Years                                     20.19

Average Loan Size                                                               (pound)68,823

Weighted Average LTV (by value)                                                     75.97%
-------------------------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                             42.60%

Together (by balance)                                                               31.66%

Capped (by balance)                                                                  3.22%

Variable (by balance)                                                               22.28%

Tracker (by balance)                                                                 0.25%

Total                                                                               100.0%
-------------------------------------------------------------------------------------------------------------

Geographic Analysis

----------------------------------------------------------------------------------------------------------------------------------
                                Number                  % of Total               Value (pound)                     % of Total

East Anglia                     4,706                     2.42%                   323,123,470                        2.41%

East Midlands                   16,610                    8.53%                  1,001,548,681                       7.47%

Greater London                  22,665                   11.63%                  2,475,045,336                       18.46%

North                           28,070                   14.41%                  1,342,102,048                       10.01%

North West                      29,072                   14.92%                  1,623,661,919                       12.11%

South East                      30,686                   15.75%                  2,807,554,135                       20.94%

South West                      14,345                    7.36%                  1,057,860,656                       7.89%

Wales                           9,669                     4.96%                   530,941,470                        3.96%

West Midlands                   14,873                    7.63%                   941,214,424                        7.02%

Yorkshire                       24,118                   12.38%                  1,304,560,732                       9.73%

Total                          194,814                    100%                  13,407,612,871                        100%
----------------------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------------------
                                                         Number                   Value (pound)                    % of Total

0% < 25%                                                  7,368                   201,114,193                        1.50%

> = 25% < 50%                                            20,217                  1,356,850,423                       10.12%

> = 50% < 60%                                            13,376                  1,072,609,030                       8.00%

> = 60% < 65%                                             7,720                   648,928,463                        4.84%

> = 65% < 70%                                             9,164                   772,278,501                        5.76%

> = 70% < 75%                                            16,324                  1,256,293,326                       9.37%

> = 75% < 80%                                            12,451                  1,014,956,294                       7.57%

> = 80% < 85%                                            13,216                   990,822,591                        7.39%

> = 85% < 90%                                            35,157                  2,377,169,762                       17.73%

> = 90% < 95%                                            44,426                  2,867,888,393                       21.39%

> = 95% < 100%                                           15,306                   844,679,611                        6.30%

> = 100%                                                   89                      4,022,284                         0.03%

Total                                                    194,814                13,407,612,871                       100.0%
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                   5.69%

Effective Date of Change                                                         1 March 2003
-------------------------------------------------------------------------------------------------------------

Notes        Granite Mortgages 03-1 plc

----------------------------------------------------------------------------------------------------------------------------------
                             Outstanding                      Rating             Reference Rate                      Margin
                                                          Moodys/S&P/Fitch

Series 1

A1                           $693,750,000                   P-1/A-1+/F1+             1.32%                          -0.01%

A2                          $1,225,000,000                   Aaa/AAA/AAA             1.52%                           0.19%

A3**                         $300,000,000                    Aaa/AAA/AAA              N/A                            0.40%

B                            $42,000,000                      Aa3/AA/AA              1.76%                           0.43%

C                            $56,000,000                    Baa2/BBB/BBB             2.78%                           1.45%

Series 2

A                             (euro)900,000,000              Aaa/AAA/AAA             2.80%                           0.24%

B                             (euro)62,000,000                Aa3/AA/AA              2.99%                           0.43%

C                             (euro)94,500,000              Baa2/BBB/BBB             4.01%                           1.45%

Series 3

A                      (pound)665,000,000                    Aaa/AAA/AAA             3.89%                           0.24%

B                      (pound)31,000,000                      Aa3/AA/AA              4.08%                           0.43%

C                      (pound)41,000,000                    Baa2/BBB/BBB             5.10%                           1.45%
----------------------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              % of Funding Share

Class B Notes ((pound)Equivalent)                                            (pound)97,837,647                       1.01%

Class C Notes ((pound)Equivalent)                                           (pound)137,914,263                       1.42%

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                             (pound)45,000,000                        0.46%

Balance Brought Forward                                                     (pound)21,000,000                        0.22%

Drawings this Period                                                            (pound)0                             0.00%

Reserve Fund Top-up this Period*                                            (pound)3,207,259                         0.03%

Excess Spread                                                                   (pound)0                             0.00%

Current Balance                                                             (pound)24,207,259                        0.25%
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                     (pound)23,315,837                        0.24%

Funding Reserve %                                                                    0.6%                              NA
----------------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.